Exhibit 5.1

Commonwealth of Puerto Rico

Treasury Department

Tax Policy Area

June 20, 2016

José E. Villamarzo–Santiago, Esq.

Goldman Antonetti & Córdova, LLC.

PO Box 70364

San Juan, PR 00936-8364

Employer Name	:	Amgen Manufacturing, Limited

Plan Name	:	Retirement and Savings Plan for Amgen Manufacturing, Limited

Effective Date	:	January 1, 2012

Control No.	:	531574

Dear Mr. Villamarzo:

It is the opinion of the Puerto Rico Department of the Treasury (Department), based upon the evidence submitted, that the above plan meets the requirements of Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, as amended (Code), and the Regulations thereunder, and that the trust established thereunder will be entitled to exemption from local income taxes.

According to Article 1165-1(b)(3) of the Regulation No. 5678 of September 3, 1997 (Regulation 5678) issued under the Puerto Rico Internal Revenue Code of 1994, as amended (1994 Code), “The effects of any plan in operation is more important than the form of the plan”.

The trust, being exempt under Section 1081.01 of the Code, is subject to the provisions of Section 1102.01, relating to tax on unrelated business income, as defined in Section 1102.02 of the Code. The trust is also required to file an annual return, stating specifically the items of gross income, receipts and disbursements connected thereto, and any other pertinent information pursuant to Section 1061.10 of the Code.

The contributions made by the employer, pursuant to the terms of the plan, will be subject to the conditions and limitations of Section 1033.09 of the Code. The deductibility of such contributions will be verified upon examination of the employer’s return.

The information required by Article 1023(n)-2 of Regulation 5678 must be submitted annually with the employer and trust’s return. However, if in a particular taxable year said information has been filed by the employer and he so notifies the trustee; the trustee, in lieu of the information required under Article 1023(n)-2 of the Regulation 5678, may file with the Secretary of the Treasury the following information: (1) the names and addresses of the parties in the trust agreement and the date thereof; (2) the taxable year involved; (3) a copy of the notification from the employer with respect to the filing of such information; and (4) a request for exemption of the trust under Section 1081.01 of the Code.

Any amendment to the plan must be notified immediately to this Department in order to determine its tax effect. Moreover, this Department must be notified immediately in the event of suspension or discontinuance of contributions by the employer, or termination of the plan.

Section 1081.01 of the Code requires the withholding of income tax at source in total distributions and partial distributions made by a qualified trust in the amount which exceeds the amount contributed by the participant, which have been taxed to him.

No opinion is expressed as to the tax treatment of the transaction under any other provisions of the Code and the Regulations thereunder that may also be applicable thereto, with respect to the tax treatment of any condition existing or arising from transactions that are not specifically covered by this opinion issued herein. The opinion expressed herein shall be valid only upon the continued existence of the facts as submitted for our consideration.

Cordially,

/s/ Carmen Colon Calderín

Carmen Colon Calderín, Chief Pension Plan Section of Tax Policy Area